UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34502

CUSIP Number: 36117V204

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

Americas Tower, 1177 Avenue of The Americas, Suite 5100

Address of Principal Executive Office (Street and Number)

New York, NY 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Future FinTech Group Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hu Li	888	622-1218
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future FinTech Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	By:	/s/ Hu Li
Hu Li
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the same period of the last fiscal year:

Revenue Revenue for the three months ended September 30, 2024 decreased to approximately $5.18 million from approximately $23.74 million for the same period of the last year. The decrease in revenue for the three months ended September 30, 2024 was primarily due to decrease revenue from supply chain financing/trading, as the real estate, infrastructure and overall economy in China have slowed down in 2024. The demand for sand and steel has dropped during three months ended September 30, 2024 comparing to the same period of 2023, and coal price has decreased in China and the market demand has also decreased during the third quarter 2024 as comparing to the same period of 2023.

Asset management service revenues increased $0.44 million from $3.27 million for the three months ended September 30, 2023 to $3.71 million for the same period of 2024. It was due to the Company hired more seasoned account managers to boost the services and the revenues.

Other revenues increased from $0.47 million for the three months ended September 30, 2023 to $1.04 million for the same period of 2024, mainly due to the increased debt recovery consulting service fee as well as U.S. dollar bond service income of approximately $0.50 million, as we did not have such income in the third quarter 2023.

Gross Profit and Margin Overall gross profit decreased to $1.51 million for three months ended September 30, 2024 from $1.62 million for the same period of 2023. The decrease is mainly due to more experienced account managers and consultants resulted a higher cost than the same period of last year. Overall gross margin as a percentage of revenue was 29.25% for the three months ended September 30, 2024, an increase of 22.42% from 6.84% for the same period of last fiscal year, mainly due to higher profit margin from supply chain financing/trading business for the three months ended September 30, 2024, comparing to the same period of 2023, which was mainly due to higher supply chain financing/trading cost in 2023.

Operating Expenses Operating Expenses for the three months ended September 30, 2024 increased to approximately $6.83 million from approximately $3.94 million for the same period of the last year.

General and administrative expenses decreased by $0.47 million, or 12.45%, to $3.32 million for the three months ended September 30, 2024, from $3.79 million for the same period of last fiscal year. The decrease in general and administrative expenses was mainly due to decreased professional service fees and rental fee.

Selling expenses increased by $0.01 million during the three months ended September 30, 2024, compared to the same period of last fiscal year.

Bad debt provision increased by $3.37 million during the three months ended September 30, 2024, compared to the same period of last fiscal year. The increase was due to bad debt recovery recognized in previous years and a different bad debt provision accounting treatment method used in 2024.

The Company recorded $655 of research and development expenses. Research and development expenses include salaries, contracted services, as well as the related expenses of our research and product development team, and expenditures relating to our efforts to develop, design new products and services, and enhance our existing products and services to our clients. Research and development expenses decreased by $0.02 million during the three months ended September 30, 2024, compared to the same period of last fiscal year. The decrease in research and development expenses was mainly due to decreased salaries.

Other Income (Expense), Net Other expenses, net increased by $0.23 million to $0.38 million for the three months ended September 30, 2024 from $0.15 million in the same period of the last fiscal year, primarily due to change of foreign currency exchange rate and related impact of exchange gains and losses.

Net loss from continue operation Net loss from continue operation increased by $2.54 million from $2.39 million for the three months ended September 30, 2023 to $4.93 million for the same period of 2024, mainly due to the increase in operating expenses, as discussed above.

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